Exhibit 99.1

Caledonia Mining Corporation Plc
Sale of Shares by an officer of the company
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

30 November, 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that it received notice yesterday that Mr Dana Roets, the Company's Chief Operating Officer has sold a total of 100,000 shares in the company at a price of CAD$1.3844 per share. Mr Roets is classified as a Person Discharging Managerial Responsibility for the purposes of Market Abuse Regulations. Following this transaction Mr Roets owns no shares in the company.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc 43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD info@caledoniamining.com | | www.caledoniamining.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dana Roets
2	Reason for the notification
a)	Position/status	Chief Operating Officer, Caledonia Mining Corporation plc
b)	Initial notification/ Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common Shares of no par value each JE00BD35H902
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		138.44 Canadian cents	100,000
d)	Aggregated information - Aggregated volume - Price	100,000 138.44 Canadian cents
e)	Date of the transaction	29 November 2016
f)	Place of the transaction	Toronto Stock Exchange